McGuireWoods LLP

800 East Canal Street

Richmond, Virginia 23219

April 13, 2020

VIA EDGAR AND OVERNIGHT COURIER

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Amendment No. 2 to Registration Statement on Form S-1 (“Amendment No. 2”) Filed February 14, 2020 File No. 333-235539

Ladies and Gentlemen:

On behalf of HG Holdings, Inc. (“HG Holdings” or the “Company”), we hereby submit the response of the Company to the comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated February 25, 2020 (the “Comment Letter”) relating to the above-referenced Amendment No. 2. We have revised the Registration Statement on Form S-1 in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form S-1 (as previously amended by Amendment Nos. 1 and 2 and as further amended by Amendment No. 3, the “Registration Statement”), which reflects these revisions and general updates. In connection with this letter and the filing of Amendment No. 3, we are sending to the Staff, by overnight courier, four courtesy copies of Amendment No. 3 marked to show changes from Amendment No. 2 as filed on February 14, 2020, and four clean courtesy copies of Amendment No. 3.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. To assist your review, we have retyped below (in bold) the headers from the Comment Letter and the text of the Staff’s comments. The responses and information below are based upon information provided to us by HG Holdings.

Form S-1 filed on February 14, 2020

Acquisition of Equity Interest in HC Government Realty Trust, Inc., page 2

1.     We note your response to comment 2. Given the nature of the rights offering, we remain unclear how the company can anticipate using the proceeds to acquire a sufficient number of shares of HC Realty to control HC Realty. Please clarify and or revise your disclosure. We note that our analysis has been referred to the Division of Investment Management and that you may have follow-up comments.

The Company has revised the disclosure on page 1 with respect to using proceeds of the rights to acquire a sufficient number of shares of HC Realty to control HC Realty to clarify that the Company’s anticipation is based on the rights offering being fully subscribed.

Form S-1 filed on February 14, 2020

General

2.     We note that you provided an analysis regarding your status as an investment company to the Division of Investment Management on February 20, 2020. We may have further comment once they have considered your analysis.

As discussed with the Staffs of the Division of Corporation Finance and the Division of Investment Management, the Company has expanded the risk factor on page 14 relating to the Investment Company Act of 1940.

We thank you for your assistance in this matter. Please do not hesitate to call me at (804) 775-1031, or my colleague, David Rivard at (804) 775-1161, with any questions or further comments you may have regarding this letter or if you wish to discuss our responses to the Comment Letter.

Very truly yours,

/s/ David W. Robertson

David W. Robertson

cc:	Steven A. Hale II Bradley G. Garner